Issuer Free Writing Prospectus dated May 9, 2011
Filed Pursuant to Rule 433
Registration No. 333-171697
ENERGY TRANSFER PARTNERS, L.P.
4.65% Senior Notes due 2021
6.05% Senior Notes due 2041
Pricing Term Sheet

Issuer:	Energy Transfer Partners, L.P.

Ratings*:	Moody’s: Baa3 (Stable)
	S&P: BBB- (Stable)
	Fitch: BBB- (Stable)

Security Type:	Senior Unsecured Notes

Denominations/Multiple:	$2,000 x $1,000

Pricing Date:	May 9, 2011

Settlement Date:	May 12, 2011

	4.65% Senior Notes due 2021	6.05% Senior Notes due 2041

Maturity Date:	June 1, 2021	June 1, 2041

Principal Amount:	$800,000,000	$700,000,000

Benchmark Treasury:	3.625% due February 15, 2021	4.25% due November 15, 2040

Benchmark Yield:	3.140%	4.318%

Spread to Benchmark:	+155 bps	+175 bps

Yield to Maturity:	4.690%	6.068%

Coupon:	4.65%	6.05%

Public Offering Price:	99.679%	99.747%

Gross Spread:	0.650%	0.875%

Net Proceeds to Issuer (after underwriting fees):	$792,232,000	$692,104,000

Optional Redemption:

Make-Whole Call:	T +25 bps prior to March 1, 2021	T +25 bps prior to December 1, 2040

Call at Par:	On or after March 1, 2021	On or after December 1, 2040

Interest Payment Period:	Semi-Annually	Semi-Annually

Interest Payment Dates:	June 1 and December 1,	June 1 and December 1,
	beginning December 1, 2011	beginning December 1, 2011

Interest Record Dates:	May 15 and November 15	May 15 and November 15

CUSIP / ISIN:	29273RAN9 / US29273RAN98	29273RAP4 / US29273RAP47

Joint Bookrunning Managers:	RBS Securities Inc.
Credit Suisse Securities (USA) LLC
SunTrust Robinson Humphrey, Inc.
BNP Paribas Securities Corp.
Deutsche Bank Securities Inc.

Co-Managers:	DnB NOR Markets, Inc.
RBC Capital Markets, LLC
UBS Securities LLC
Mitsubishi UFJ Securities (USA), Inc.
U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold a security and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC’s online database (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling RBS Securities Inc. at (866) 884-2071, Credit Suisse Securities (USA) LLC at (800) 221-1037, SunTrust Robinson Humphrey, Inc. at (800) 685-4786, BNP Paribas Securities Corp. at (800) 854-5674 and Deutsche Bank Securities Inc. at (800) 503-4611.